SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number: 000-30540
GIGAMEDIA LIMITED
122 TunHua North Road, 14th Floor
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ☑                    Form 40-F   ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes   ☐                    No   ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-                    .)

Signatures
EX-99.1 GIGAMEDIA THIRD-QUARTER 2007 FINANCIAL RESULTS
EX-99.2 GIGAMEDIA TO ANNOUNCE THIRD-QUARTER FINANCIAL RESULTS NOVEMBER 2007
EX-99.3 GIGAMEDIA LICENSES ONLINE GAME HOLIC

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
1.	GigaMedia Third-Quarter 2007 Financial Results (attached hereto as Exhibit 99.1)
2.	GigaMedia to Announce Third-Quarter Financial Results November 14 (attached hereto as Exhibit 99.2)
3.	GigaMedia Licenses Online Game Holic (attached hereto as Exhibit 99.3)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: November 15, 2007	By: /s/ Thomas T. Hui
(Signature)
Name: Thomas T. Hui Title: President and Chief Operating Officer